Skadden, Arps, Slate, Meagher & Flom llp
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January 27, 2010	BOSTON HOUSTON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, D.C. WILMINGTON

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Mr. Larry Greene	SHANGHAI
Senior Counsel	SINGAPORE
Securities and Exchange Commission	SYDNEY
Office of Investment Management	TOKYO
100 F Street, N.E.	TORONTO
Washington, DC 20549	VIENNA
RE: Van Kampen Government Securities Fund
File Numbers 811-4003 and 2-90482
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the registration statement on Form N-1A filed on November 23, 2009 by Van Kampen Government Securities Fund (the “Fund”) under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940, as amended (“1940 Act”). On behalf of the Fund, we have provided our response to your comments below. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 40 to the Fund’s Registration Statement which will be filed under the Securities Act and the 1940 Act via IDEA on or about January 27, 2010.
Prospectus

Comment 1	We remind all registrants of the obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act. Please confirm that the Fund has made the requisite filing for the year 2005.

Response 1	The Fund acknowledges its obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act and confirms that such filing was made for the year 2005.

Comment 2	Please add risk disclosure relating to the volatility in or stemming from, the turmoil in the sub-prime mortgage, credit and other affected markets and note that such volatility is currently being experienced in the markets. Indicate also that there are proposals being considered by the administration to change the regulation of financial institutions that could affect, possibly adversely, investment managers or investment funds.

Response 2	The Fund notes that the general disclosure requested by the Staff is currently in the section entitled “Investment Objective, Principal Investment Strategies and Risks - Principal Investment Strategies and Risks.” The Fund also notes that such disclosure does not state that volatility is currently being experienced in the markets because the Fund’s prospectus is effective for an entire year and is required to be “evergreen.” It would be impractical for the Fund to supplement its prospectus each time the markets became more or less volatile. The Fund does not believe that such disclosure is necessarily helpful for shareholders and could in fact be confusing to shareholders. Thus, the Fund has not added any additional disclosure.

Comment 3	In the section entitled “Summary — Fees and Expenses of the Fund,” please confirm that all footnotes thereto are either required or permitted by Form N-1A.

Response 3	The Fund confirms that all such footnotes are permitted by Form N-1A. Footnotes 1 and 2 relate to the deferred sales charges applicable to such classes of shares, which are permitted by Instruction 2(a)(i) of Item 3.

Comment 4	In the section entitled “Investment Objective, Principal Investment Strategies and Risks — Other Investments and Risk Factors — When-issued and delayed delivery securities,” if the Fund segregates assets with respect to such investments, please add disclosure to reflect that.

Response 4	The Fund has added the disclosure as requested.

Comment 5	In the third paragraph in the section entitled “Investment Advisory Services — Portfolio management,” please clarify to which “team members” the Fund refers.

Response 5	The Fund has clarified the disclosure as requested.

Comment 6	In the last paragraph in the section entitled “Purchase of Shares — Pricing Fund Shares,” please correct the typographical error where there appears to be an extra closed parenthesis.

Response 6	The Fund has corrected the typographical error as requested.

Statement of Additional Information

Comment 7	In the section entitled “Investment Objective, Principal Investment Strategies and Risks — Inverse Floating Rate Obligations,” please supplementally advise the Staff whether, in connection with any segregation of assets related to investments in inverse floating rate obligations as necessary, the Fund marks to market on a daily basis.

Response 7	The Fund marks to market on a daily basis with respect to the segregation of assets.

Comment 8	In the section entitled “Investment Objective, Principal Investment Strategies and Risks —Temporary defensive strategy,” please revise the disclosure to state that such defensive positions are inconsistent with the Fund’s principal investment strategies, as required by Instruction 6 of Item 4(b) of Form N-1A.

Response 8	The Fund has added the following disclosure:

In taking such a defensive position, the Fund would temporarily not be pursuing its principal investment strategies and may not achieve its investment objective.

Comment 9	In the section entitled “Investment Restrictions,” please supplementally explain to the staff what types of investments the last sentence of investment restriction 12 purports to exclude.

Response 9	The Fund notes that the sentence references intends to exclude from the restriction a security of another investment company that was a “restricted security or a security for which market quotations are not readily available,” such as securities of a private investment company. The Fund would make such investments only when consistent with Section 12 of the 1940 Act.

Comment 10	In the section entitled “Investment Restrictions,” with respect to investment restriction number 14, please note that the Staff discourages references within a fund’s fundamental investment restrictions that permit a fund to make investments as perhaps disclosed in the fund’s prospectus or statement of additional information (which can be amended without shareholder approval) that would otherwise be not permitted by such fundamental investment restriction.

Response 10	The Fund acknowledges the Staff’s comment and notes that it cannot amend such fundamental investment restriction without a shareholder vote, which is costly to shareholders. The Fund also notes that the disclosure that the Staff finds objectionable within the investment restriction is intended to provide clarity to shareholders about the particular activities, which are permitted under the 1940 Act and the rules and regulations thereunder, the restriction does not restrict. Thus, while the Fund shall not issue senior securities, it may make and collateralize any borrowings that are otherwise permitted and make any loans of its portfolio securities as otherwise permitted.

Comment 11	Confirm that the litigation referred to under the caption “Litigation Involving the Adviser” has been reflected in a filing under §33 of the 1940 Act.

Response 11	The Adviser has filed with the Commission the information required by Section 33 of the 1940 Act with respect to the litigation referenced.

Comment 12	In the section entitled “Fund Management — Portfolio Management Compensation Structure,” please provide the disclosure required by Item 20(b) of Form N-1A with respect to compensation.

Response 12	The Fund respectfully submits that it has satisfied the existing disclosure requirements regarding portfolio manager compensation. Item 20(b) requires disclosure of “the structure of, and the method used to determine, the compensation of each Portfolio Manager.” The Fund’s investment adviser has created a structure and method for compensating portfolio managers which is fully described in the Statement of Additional Information. To the extent that the Fund disclosed any additional information regarding the structure and method for compensating its portfolio managers, it would risk the possibility that the value of compensation would be disclosed, a result that is specifically disclaimed by Item 20(b) (“[t]he value of compensation is not required to be disclosed under this Item”).
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          In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions concerning our responses to your comments, please direct them to Elizabeth Nelson at (630) 684-6301 or the undersigned at (312) 407-0863.
Sincerely,
/s/ Charles B. Taylor

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